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                      NT MEDIA CORP. OF CALIFORNIA, INC.
                             7800 OCEANUS BOULEVARD
                          LOS ANGELES, CALIFORNIA 90046


October 29, 2009

VIA EDGAR TRANSMISSION
Ms. Effie Simpson
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:      NT Media Corp. of California, Inc. (the "Company")
         Form 10-K for the year ended December 31, 2008
         Filed May 18, 2009
         Form 10-K/A filed October 29, 2009 (the "Filing")


Dear Ms. Simpson:

         This letter is presented in response to the letter of the Staff of the Securities and Exchange Commission (the "Staff") dated June 30, 2009 (the "June 30 Letter") concerning the Form 10-K of the Company filed on May 18, 2009 (the "10-K"). For convenience of reference, each Staff comment contained in the June 30 Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the March 5 Letter, and is followed by the corresponding response of the Company.

         In addition, in response to the June 30 Letter, the Company today is filing an amended 10-K on Form 10-K/A to address Staff's comments.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1.

1. WE NOTE THAT THE FIRST AND THIRD PARAGRAPHS OF THE REPORT OF THE INDEPENDENT REGISTERED ACCOUNTING FIRM MAKE REFERENCE TO THE WORK PERFORMED BY OTHER AUDITORS WITH RESPECT TO THE STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY AND CASH FLOWS INCLUDED IN THE CUMULATIVE FROM INCEPTION TO DECEMBER 31, 2006



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PERIODS. PLEASE NOTE THAT WHEN REFERENCE TO THE WORK OF OTHER AUDITORS IS
INCLUDED IN THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, THE SEPARATE REPORT OF THE FIRM PERFORMING THE REFERENCE WORK MUST BE INCLUDED IN THE FILING IN ACCORDANCE WITH RULE 2-05 OF REGULATIONS S-X. PLEASE REVISE THE COMPANY'S ANNUAL REPORT ON FORM 10-K TO INCLUDE THE REPORT OF THE OTHER AUDITORS REFERENCED IN THE INDEPENDENT AUDITOR'S REPORT. ALTERNATIVELY, REVISE THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO ENCOMPASS ALL INFORMATION INCLUDED IN THE COMPANY'S FINANCIAL STATEMENTS AND ELIMINATE THE REFERENCE TO THE WORK OF THE OTHER AUDITORS.

In response to Staff's comment, filed as an exhibit to the Form 10-K/A is the Report of AJ. Robbins P.C. which covers the period ending December 31, 2006.

Other.

2.       COMPANY STATEMENT.

         The Company respectfully submits that on October 6, 2009, it filed with the Commission a letter setting forth the statements under comment No 2 of the June 30 Letter. Company is resubmitting the letter, which is attached to this filing.


Sincerely,

/s/ Ali Moussavi

Ali Moussavi
President and CEO




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                       NT MEDIA CORP. OF CALIFORNIA, INC.
                             7800 OCEANUS BOULEVARD
                          LOS ANGELES, CALIFORNIA 90046


October 29, 2009

VIA EDGAR TRANSMISSION
Ms. Effie Simpson
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:  NT Media Corp. of California, Inc.
     Form 10-K for the year ended December 31, 2008
     Filed May 18, 2009
     Form 10-KA filed October 29, 2009 (the "Filing")


Dear Ms. Simpson:

This letter is in response to Staff's letter dated June 30, 2009. NT Media of California (the "Company") hereby acknowledges the following:

     o The Company is responsible for the adequacy and disclosure in the Filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with the respect to the Filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities.


Sincerely,

/s/ Ali Moussavi

Ali Moussavi
President and CEO